UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BakBone Software Incorporated

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

057101107

(CUSIP Number)

Alan E. Salzman
VantagePoint Venture Partners
1001 Bayhill Drive, Suite 300
San Bruno, CA  94066
(650) 866-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November   8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV (Q), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
16,294,242 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
16,294,242 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,294,242 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
16.8%
14.	Type of Reporting Person (See Instructions)
PN

(*)  Includes (a) 42 shares of the Issuer's Common Stock and (b) 16,294,200 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
1,633,237 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,633,237 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,633,237 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
2.0%
14.	Type of Reporting Person (See Instructions)
PN

(*)  Includes (a) 37 shares of the Issuer's Common Stock and (b) 1,633,200 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV Principals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
72,600 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
72,600 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
72,600 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
0.1%
14.	Type of Reporting Person (See Instructions)
PN

(*)  Includes 72,600 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Associates IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
18.3%
14.	Type of Reporting Person (See Instructions)
OO

(*)  Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of its pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such party is the beneficial owner of any securities covered hereby.

(**)  Includes (a) 79 shares of the Issuer's Common Stock and (b) 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
James D. Marver
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
18.3%
14.	Type of Reporting Person (See Instructions)
IN

(*)  Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

(**)  Includes (a) 79 shares of the Issuer's Common Stock and (b) 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
Alan E. Salzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
18.3%
14.	Type of Reporting Person (See Instructions)
IN

(*)  Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

(**)  Includes (a) 79 shares of the Issuer's Common Stock and (b) 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

Item 1.    Security and Issuer

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D originally filed on June 9, 2009, as amended by Amendment No. 1 thereto filed on July 27, 2009, and as further amended by Amendment No. 2 thereto filed on September 22, 2009 (the "Original Schedule 13D" and as amended and supplemented by this Amendment No. 3, the "Schedule 13D")), on behalf of (1) VantagePoint Venture Partners IV (Q), L.P., a Delaware limited partnership ("VPVP IV Q"), (2) VantagePoint Venture Partners IV, L.P., a Delaware limited partnership ("VPVP IV"), (3) VantagePoint Venture Partners IV Principals Fund, L.P., a Delaware limited partnership  ("VPVP Principals IV" and together with VPVP IV Q and VPVP IV, the "VantagePoint Funds," and each, a "VantagePoint Fund"), (4) VantagePoint Venture Associates IV, L.L.C., a Delaware limited liability company (together with the VantagePoint Funds, the "VantagePoint Entities"), (5) James D. Marver, and (6) Alan E. Salzman (Messrs. Marver and Salzman, together with the VantagePoint Entities, the "Reporting Persons") relating to the common stock, no par value (the "Common Stock"), including shares of Common Stock issuable upon conversion of the Series A Preferred Stock, no par value (the "Series A Preferred Stock"), of BakBone Software Incorporated, a corporation incorporated under the laws of Canada (the "Issuer"), with its principal executive office at 9540 Towne Center Drive, Suite 100, San Diego, CA 92121.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 8, 2010, each VantagePoint Fund entered into a voting and support agreement (each, an "Arrangement Voting Agreement" and collectively, the "Arrangement Voting Agreements") with Quest Software, Inc. ("Quest") and Bolts Acquisition Corporation ("Acquisition Sub"), in connection with the execution of the Arrangement Agreement, dated as of November 8, 2010, by and among Quest, Acquisition Sub and the Issuer (the "Arrangement Agreement"). The Arrangement Agreement contemplates, upon the terms and subject to the conditions specified therein, the acquisition by Quest, through Acquisition Sub, of all the outstanding equity securities of the Issuer pursuant to a "plan of arrangement" (the "Arrangement") under Canadian law.  The two directors elected to the Issuer's board of directors by the VantagePoint Funds abstained from voting on all matters related to the Arrangement Agreement and the Arrangement.

The Arrangement Voting Agreements require each VantagePoint Fund to, among other things, vote all of the Common Stock and Series A Preferred Stock held by such VantagePoint Fund in favor of resolutions to be considered by the Issuer's security holders at a meeting held to approve the Arrangement (the "Arrangement Resolutions").  In addition, pursuant to the Arrangement Voting Agreements, among other things, the VantagePoint Funds may not transfer their shares of Common Stock and Series A Preferred Stock nor may they, from and after the date thereof and for a period of 24 months following the Effective Date (as defined in the Arrangement Agreement), own, purchase or acquire any shares, partnership interests, loans, indebtedness, or any other form of securities (including options) in Quest, Acquisition Sub or certain of their affiliates.

Each Arrangement Voting Agreement automatically terminates on the earliest to occur of the following: (i) the date upon which the Arrangement is completed; (ii) the date upon which the Arrangement Agreement is terminated in accordance with its terms; and (iii) the date upon which Quest, Acquisition Sub and the VantagePoint Fund mutually agree by written instrument to terminate the Arrangement Voting Agreement.

On November 8, 2010, the VantagePoint Funds entered into an agreement (the "Settlement Agreement") with the Issuer, pursuant to which, among other things, the VantagePoint Funds agreed, upon consummation of the Arrangement, to receive cash consideration equal to US $1.291667 per each share of Series A Preferred Stock held by the VantagePoint Funds in lieu of the US $1.49475 (CDN $1.50) per share amount that the VantagePoint Funds otherwise would be entitled to receive with respect to their Series A Preferred Stock upon the consummation of such Arrangement pursuant to the Issuer's charter documents (assuming an exchange rate of CDN $1.002900 to US $1.00, as quoted by WM/Reuters on November 8, 2010). The Settlement Agreement also provides for mutual general releases between the Issuer and the VantagePoint Funds and other persons associated with them. The Settlement Agreement is terminable by the VantagePoint Funds upon any amendment of the Arrangement Agreement  to alter the amount of any consideration payable thereunder and certain other matters, upon the termination of the settlement agreement and general release of claims dated as of November 8, 2010, among the Issuer, JK&B Capital IV, JK&B Capital IV QIP and Tom Neustaetter, individually and in his capacity as attorney-in-fact for and on behalf of the ColdSpark Shareholders (as defined therein), or automatically upon any termination of the Arrangement Agreement.

Copies of the Arrangement Voting Agreements are filed as Exhibits 99.6, 99.7 and 99.8 hereto and are incorporated herein by reference into this Item 4 as if set out herein in full.  A copy of the Settlement Agreement has been filed by the Issuer with its current report on Form 8-K filed on November 10, 2010 and is incorporated herein by reference into this Item 4 as Exhibit 99.9 as if set out herein in full. The foregoing summaries of the Arrangement Voting Agreements and the Settlement Agreement are qualified by reference to the full text thereof.

Item 5.    Interest in Securities of the Issuer

Clauses (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b).  According to the Issuer's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the "SEC") on August 5, 2010, there were issued and outstanding 80,534,601 shares of the Issuer's Common Stock as of June 30, 2010.

With respect to the amount of Common Stock beneficially owned by each Reporting Person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages, and in Items 1 through 14 thereon, and each of the related footnotes, is incorporated by reference herein.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act, are as follows:

VPVP IV Q has beneficial ownership of 42 shares of the Issuer's Common Stock and 16,294,200 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 16.8% of the outstanding shares of Common Stock of the Issuer as of August 5, 2010 on an as-converted basis.  (1)

VPVP IV has beneficial ownership of 37 shares of the Issuer's Common Stock and 1,633,200 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 2.0% of the outstanding shares of Common Stock of the Issuer as of August 5, 2010 on an as-converted basis.  (2)

VPVP Principals IV has beneficial ownership of 72,600 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock of the Issuer as of August 5, 2010 on an as-converted basis.  (3)

VantagePoint Venture Associates IV, L.L.C. has beneficial ownership of 79 shares of the Issuer's Common Stock and 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 18.3% of the outstanding shares of Common Stock of the Issuer as of August 5, 2010 on an as-converted basis.

James D. Marver has beneficial ownership of 79 shares of the Issuer's Common Stock and 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 18.3% of the outstanding shares of Common Stock of the Issuer as of August 5, 2010 on an as-converted basis.

Alan E. Salzman has beneficial ownership of 79 shares of the Issuer's Common Stock and 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 18.3% of the outstanding shares of Common Stock of the Issuer as of August 5, 2010 on an as-converted basis.

Each of the Reporting Persons, other than the VantagePoint Funds, expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by all other Reporting Persons.

Footnotes to Item 5:

(1) All such shares are directly held and directly beneficially owned by VPVP IV Q.  VantagePoint Venture Associates IV, L.L.C., as the general partner of VPVP IV Q, and Messrs. Marver and Salzman, as the managing members of VantagePoint Venture Associates IV, L.L.C., may be deemed to share voting and investment power with VPVP IV Q with respect to such shares.  With respect to Messrs. Marver and Salzman, this Statement relates only to their indirect beneficial ownership of such shares.

(2) All such shares are directly held and directly beneficially owned by VPVP IV.  VantagePoint Venture Associates IV, L.L.C., as the general partner of VPVP IV, and Messrs. Marver and Salzman, as the managing members of VantagePoint Venture Associates IV, L.L.C, may be deemed to share voting and investment power with VPVP IV with respect to such shares.  With respect to Messrs. Marver and Salzman, this Statement relates only to their indirect beneficial ownership of such shares.

(3) All such shares are directly held and directly beneficially owned by VPVP Principals IV.  VantagePoint Venture Associates IV, L.L.C., as the general partner of VPVP Principals IV, and Messrs. Marver and Salzman, as the managing members of VantagePoint Venture Associates IV, L.L.C., may be deemed to share voting and investment power with VPVP Principals IV with respect to such shares.  With respect to Messrs. Marver and Salzman, this Statement relates only to their indirect beneficial ownership of such shares.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented as follows:

The disclosure in Item 4 of the Schedule 13D relating to the Voting Agreement is incorporated herein by reference thereto.

Item 7.   Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following in appropriate numerical order at the end of that section:

Exhibit 99.6	Voting and Support Agreement, by and among Quest Software, Inc., Bolts Acquisition Corporation and VantagePoint Venture Partners IV(Q) L.P., dated as of November 8, 2010.

Exhibit 99.7	Voting and Support Agreement, by and among Quest Software, Inc., Bolts Acquisition Corporation and VantagePoint Venture Partners Principals Fund IV, L.P., dated as of November 8, 2010.

Exhibit 99.8	Voting and Support Agreement, by and among Quest Software, Inc., Bolts Acquisition Corporation and VantagePoint Venture Partners IV, L.P., dated as of November 8, 2010.

Exhibit 99.9
Agreement, by and among BakBone Software Incorporated, VantagePoint Venture Partners IV(Q) L.P., VantagePoint Venture Partners Principals Fund IV, L.P. and VantagePoint Venture Partners IV, L.P., dated as of November 8, 2010, incorporated by reference herein to the Issuer's current report on Form 8-K filed on November 10, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2010
VantagePoint Venture Partners IV (Q), L.P.

By: VantagePoint Venture Associates IV, L.L.C.,

Its General Partner

	By:	/s/ Alan E. Salzman

	Name:	Alan E. Salzman

Title: Managing Member

VantagePoint Venture Partners IV, L.P.

By: VantagePoint Venture Associates IV, L.L.C.,

Its General Partner

	By:	/s/ Alan E. Salzman

	Name:	Alan E. Salzman

Title: Managing Member

VantagePoint Venture Partners IV Principals Fund, L.P.

By: VantagePoint Venture Associates IV, L.L.C.,

Its General Partner

	By:	/s/ Alan E. Salzman

	Name:	Alan E. Salzman

Title: Managing Member

VantagePoint Venture Associates IV, L.L.C

	By:	/s/ Alan E. Salzman

	Name:	Alan E. Salzman

Title: Managing Member

/s/ James D. Marver
James D. Marver

/s/ Alan E. Salzman
Alan E. Salzman